Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

October 13, 2017

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to the comments of the SEC Staff (the “Staff”) received via a telephone call on August 3, 2017 relating to the Fund’s Post-Effective Amendment (“PEA”) No. 188 on Form N-1A, filed with the SEC on June 21, 2017. PEA No. 188 was filed for the purpose of (i) introducing four new Series of the Fund (the Blended Asset Conservative Series, Blended Asset Moderate Series, Blended Asset Extended Series, and Blended Asset Maximum Series (collectively, the “Blended Asset Series”)), which will replace the Pro-Blend Conservative Term Series, Pro-Blend Moderate Term Series, Pro-Blend Extended Term Series and Pro-Blend Maximum Term Series (collectively, the “Pro-Blend Series”) as the underlying funds of the Target Income Series, Target 2015 Series, Target 2020 Series, Target 2025 Series, Target 2030 Series, Target 2035 Series, Target 2040 Series, Target 2045 Series, Target 2050 Series, Target 2055 Series, and Target 2060 Series (collectively, the “Target Series,” and together with the Blended Asset Series, the “Series”)), and (ii) amending the Target Series’ prospectus and statement of additional information to reflect the change in underlying funds and add Class R6 Shares. Capitalized terms not defined herein should be given the meaning provided in PEA No. 188.

Comments on the Prospectuses

1)	Comment: Please explain supplementally why other expenses and AFFE in the Target Series’ Fees and Expenses tables have been restated to reflect current fees.

Response: Other expenses have been restated to reflect current fees because, as of the date of the prospectus, the Fund may enter into agreements with financial intermediaries pursuant to which the Fund may pay financial intermediaries for non-distribution related sub-transfer agency, administrative, sub-accounting, and other shareholder services in an annual amount not to exceed 0.15% of the average daily net assets of the Class I, Class K, and Class R shares of each Target Series.

AFFE have been restated to reflect current fees because, as of the date of the prospectus, the Blended Asset Series will replace the Pro-Blend Series as the underlying funds of the Target Series, and the total annual operating expenses of the Blended Asset Series are expected to be lower than those of the Pro-Blend Series.

2)	Comment: Please confirm that the Advisor may not recoup previously waived fees and/or reimbursed expenses from the Series.

Response: Confirmed.

3)

Comment: In the fourth paragraph of the Target Income Series’ “Principal Investment Strategies” section, there is a statement that the Series is currently 100% invested in the Blended Asset Conservative Series. Please revise the section such that this statement appears earlier.

Response: The requested change has been made.

4)

Comment: Please explain why it is appropriate for the Target Income Series to be 100% invested in the Blended Asset Conservative Series if the investment objectives of the Target Income Series and the Blended Asset Conservative Series are not consistent.

Response: The investment objective of the Blended Asset Conservative Series has been revised to be consistent with the investment objective of the Target Income Series.

5)

Comment: Please disclose the meaning of “conservative,” “moderate,” “extended” and “maximum” in the names of the Blended Asset Series, and explain why the names of the Blended Asset Conservative Series and the Blended Asset Moderate Series are not misleading in light of their ability to invest in derivatives and junk bonds.

Response: Disclosure has been added to the Series’ “Principal Investment Strategies” sections stating that “conservative,” “moderate,” “extended” and “maximum” in the names of the Blended Asset Series describe the investment horizon of those investors who may want to consider investing in the Series.

The Fund believes that the names of the Blended Asset Conservative Series and the Blended Asset Moderate Series are not misleading in light of the Series’ ability to invest in derivatives and junk bonds, because the Advisor intends for the extent and purpose of such investments to be consistent with a conservative investment horizon and moderate investment horizon, respectively.

6)

Comment: Please specify the types of pass-through securities in which each Series may invest as part of its principal investment strategies and, as appropriate, add disclosure regarding the specific principal risks thereof.

Response: The requested changes have been made.

7)	Comment: Please specify how the Series define investment grade securities.

Response: The requested changes have been made.

8)

Comment: Please revise each Series’ “Principal Investment Strategies” section to clarify that it discusses each type of derivative investment that is part of the principal investment strategies of the Series or its underlying fund(s). Please also confirm supplementally that the Series’ derivatives disclosure, including with respect to the purposes for which the derivatives may be used, is consistent with the SEC’s July 2010 letter to the Investment Company Institute (the “ICI Letter”).[1]

Response: The requested revisions have been made.

The ICI Letter advises funds to re-examine their disclosures about derivatives in their registration statements and focus on the kinds of derivatives the fund actually uses or intends to use as part of its principal investment strategies, the reasons for using them, and the principal risks associated with such derivatives usage. The Fund believes that the Series’ derivatives disclosure is consistent with the ICI Letter.

9)

Comment: Please consider moving the disclosures regarding the Pro-Blend Series in the Target Series’ “Principal Investment Strategies” sections to the “More Information About the Target Series’ Principal Investment Strategies and Principal Risks” section.

Response: The requested changes have been made.

10)

Comment: There is a statement in the Target Income Series’ “Principal Investment Strategies” section that the Series’ investment in the Blended Asset Conservative Series is expected to remain fixed over time. Please confirm supplementally that the Fund will revise or supplement the Target Income Series’ prospectus if this statement becomes inaccurate, and that the statement does not relate to temporary defensive positions.

Response: Confirmed.

11)

Comment: The Target Series’ “Principal Investment Strategies” sections state that the Series may invest to a limited extent directly in equity and fixed income securities and cash equivalents. Please define the phrase “limited extent,” and explain why the statement is included in the Target Income Series’ “Principal Investment Strategies” section if the Target Income Series’ investment in the Blended Asset Conservative Series is expected to remain fixed over time.

Response: The phrase “limited extent” has been removed from the statements.

[1]	Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure, Division of Investment Management, U.S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

The statement is included in the Target Income Series’ “Principal Investment Strategies” section because it describes certain types of investments that the Target Income Series may make as part of its principal investment strategies if circumstances warrant a change in the Target Income Series’ expected 100% allocation to the Blended Asset Conservative Series.

12)

Comment: Please explain how the Target Series’ intentions to provide investors with investment management, asset allocation and, in certain cases, ongoing reallocation over time are consistent with the Series’ investment objectives?

Response: The investment management, asset allocation and, as applicable, ongoing reallocation over time are intended to enable the Series to meet their investment objectives.

13)	Comment: Please address return of capital distributions in the “Principal Risks” sections.

Response: The Fund respectfully declines to make the requested changes because it does not consider return of capital distributions to be a principal risk of the Series.

14)	Comment: Please provide a heading for each risk in the “Principal Risks” sections.

Response: The requested changes have been made.

15)

Comment: Please disclose that each Target Series will bear its proportionate share of the expenses of its underlying fund(s) in addition to its own expenses, and that investors could avoid the expenses of the Target Series by investing directly in the underlying fund(s).

Response: We have added disclosure stating that each Target Series will bear its proportionate share of the expenses of its underlying fund(s) in addition to its own expenses. We have not added disclosure stating that investors could avoid the expenses of the Target Series by investing directly in the underlying fund(s) because the underlying funds are offered exclusively to other funds managed by the Advisor.

16)	Comment: Please add U.S. Government securities risk and mortgage-backed securities risk to the “Principal Risks” sections.

Response: The requested changes have been made.

17)	Comment: Please disclose the risk that the Series may be adversely impacted if shareholders do not reinvest their dividends and capital gain distributions.

Response: The Fund respectfully declines to make the requested changes because it does not believe that this is a principal risk of the Series.

18)	Comment: Please discuss the risks of longer-term fixed income securities in the “Principal Risks” sections.

Response: The requested changes have been made.

19)	Comment: Please singularize the term “underlying funds” where the term refers to the sole underlying fund of a Target Series.

Response: The requested changes have been made.

20)	Comment: Please revise the Target Series’ “Principal Risks” sections to better differentiate the risks of the underlying funds from the direct risks of the Target Series.

Response: The requested changes have been made.

21)

Comment: Please discuss the risks of junk bonds in a separate paragraph in each Target Series’ “Principal Risks” section. Please also clarify the references to “other lower quality bonds” in the “Principal Risks” sections.

Response: The requested changes have been made.

22)	Comment: Please clarify how liquidity risk applies to the Series.

Response: The prospectuses state that investments in securities of small- and mid-capitalization companies, mortgage-backed securities, options and futures may be subject to liquidity risk. The prospectuses also state that the market for certain investments may become illiquid due to specific adverse changes in the conditions of a particular issuer or under adverse market or economic conditions independent of the issuer. In light of the foregoing, the Fund believes that the prospectuses include appropriate disclosure with respect to this matter.

23)	Comment: Please specify the inception date in each “Average Annual Total Returns” table.

Response: The requested changes have been made.

24)

Comment: In each Series’ “Portfolio Managers” section, please state that the portfolio managers are “jointly and primarily” responsible for the day-to-day management of the Series’ portfolio, or describe each person’s role with respect to the management of the Series’ portfolio.

Response: The requested changes have been made.

25)	Comment: Please clarify whether the Target Series, other than the Target Income Series, will reach their final asset allocations, or landing points, at their target dates.

Response: The “Principal Investment Strategies” section of each Target Series, other than the Target Income Series, states that “the Series’ equity allocation range will continue to be reduced for five years beyond the Series’ target date.” In addition, the Target Series prospectus states that “the Advisor will continue to modify each Series’ target asset allocation for five years beyond the target date,” and that “[e]ach Target Series reaches its most conservative range of planned allocation approximately five years after its target date.” In light of the foregoing, the Fund believes that the Target Series prospectus includes appropriate disclosure with respect to this matter.

26)	Comment: Please explain why the investment objective of each Target Series, other than the Target Income Series, contains the phrase “moderate volatility.”

Response: The phrase uses moderate as a verb, as opposed to an adjective. One of the investment objectives of each Target Series, other than the Target Income Series, is to moderate volatility consistent with its current asset allocation.

27)	Comment: Please clarify in the “Principal Investment Strategies” section of each Target Series, other than the Target Income Series, that the Series’ target date is the year in its name.

Response: The requested changes have been made.

28)

Comment: Please explain why the asset allocations of the Target Series, other than the Target Income Series, five years after their target dates are expected to closely match the asset allocation of the Target Income Series.

Response: The asset allocations of the Target Series, other than the Target Income Series, five years after their target dates are expected to closely match the asset allocation of the Target Income Series because the allocation of each Target Series, other than the Target Income Series, to the Blended Asset Conservative Series is expected to continue to increase after its target date, and reach 100% five years after the target date.

29)	Comment: Please include the ranges of fixed income exposure, in addition to the ranges of equity exposure, in the glide range graphs in the Target Series’ prospectus.

Response: The Fund respectfully declines to make the requested changes because it believes that they would make the graphs less understandable. The Fund notes, however, that the “More Information About the Target Series’ Principal Investment Strategies and Principal Risks” section includes a table that shows how the Series’ equity and fixed income ranges are expected to change over time.

30)	Comment: In each Target Series’ “Principal Investment Strategies” section, please describe the circumstances under which the Advisor may deviate from the target allocation among underlying funds.

Response: The requested changes have been made.

31)

Comment: In the “Principal Risks” section of each Target Series, other than the Target Income Series, please specify that the losses that investors may experience by investing in the Series include losses near, at, or after the target date.

Response: The requested changes have been made.

32)

Comment: In the “Principal Investment Strategies” section of each Target Series, other than the Target Income Series, please clarify that the Series will reach its most conservative range of planned allocation approximately five years after its target date.

Response: The requested changes have been made.

33)

Comment: In the “Investment and Account Information – Excessive Trading” section of the Target Series prospectus, please disclose whether the Fund accommodates frequent purchases and redemptions of Series shares.

Response: The section states that “[t]he Series is intended for long-term investment purposes only. Do not invest in the Fund if you are a market timer.” In light of the foregoing, the Fund believes that the prospectus includes appropriate disclosure with respect to this matter.

34)

Comment: Please confirm supplementally that all principal investment strategies and principal risks of each Series are disclosed in the Series’ “Principal Investment Strategies” section and “Principal Risks” section, respectively.

Response: Confirmed.

35)

Comment: Please specify the issuers, maturities and credit ratings, as applicable, of the securities in which each Series may invest as part of its principal investment strategies. Please also specify who will determine the credit quality of unrated fixed income securities.

Response: The requested changes have been made.

36)	Comment: In the Blended Asset Series’ “Principal Investment Strategies” sections, please define the phrases “substantial portion,” “limited extent” and “lesser extent.”

Response: The phrases have been removed from the sections.

37)

Comment: Please confirm that each Series’ prospectus contains appropriate disclosure regarding any sector to which large portions of the Series’ portfolio are expected to be allocated as part of the Series’ principal investment strategies, and that the prospectus will be revised or supplemented to add appropriate disclosure regarding any sectors to which large portions of the Series’ portfolio come to be allocated as part of the Series’ principal investment strategies.

Response: The Fund confirms that there are no sectors to which large portions of a Series’ portfolio are currently expected to be allocated as part of the Series’ principal investment strategies, and that a Series’ prospectus will be revised or supplemented to add appropriate disclosure regarding any sectors to which large portions of the Series’ portfolio come to be allocated as part of the Series’ principal investment strategies.

38)	Comment: Please disclose the types of REITs in which the Blended Asset Conservative Series may invest as part of its principal investment strategies, and the principal risks thereof.

Response: The requested changes have been made.

39)	Comment: Please provide additional detail regarding the Blended Asset Series’ investments in options in the Series’ “Principal Investment Strategies” sections.

Response: The Fund respectfully declines to make the requested changes because it believes that the discussions of the Blended Asset Series’ options investments in the Series’ “Principal Investment Strategies” sections appropriately summarize the discussion of the Series’ options investments in the “More Information About the Series’ Principal Investment Strategies and Principal Risks” section. See IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure.

40)	Comment: Please explain in general terms how the Advisor decides which securities to sell for the Blended Asset Series.

Response: The requested changes have been made.

41)

Comment: Please confirm that the Blended Asset Series will segregate or earmark on the books of the Series assets, or otherwise “cover” their obligations under any written naked put options, consistent with SEC and Staff “senior securities” guidance.

Response: Confirmed.

Comments on the Statement of Additional Information

42)	Comment: Please clarify whether the investment strategies described in the “Investment Policies and Risks” section are principal or non-principal investment strategies.

Response: The introduction to the section states that “[t]he following discussion provides additional information about those principal investment strategies and related risks, as well as information about non-principal investment strategies (and related risks) that the Series may utilize. Accordingly, an investment strategy (and related risk) that is described below, but which is not described in the Series’ prospectus, is considered by the Series to be a non-principal strategy (or related risk).” In light of the foregoing, the Fund believes that the statement of additional information includes appropriate disclosure with respect to this matter.

43)

Comment: The bank loans discussion in the “Investment Policies and Risks” section is inconsistent with the Staff’s position in Pilgrim Prime Rate Trust (pub. avail. Jun. 29, 1989), which requires a fund to consider itself as being invested in the industry of the financial intermediary as well as in the industry of the borrower if the fund does not assume a contractual lending relationship with the borrower under the loan.

Response: In Pilgrim Prime Rate Trust, the Staff could not assure a closed-end fund that it would not recommend enforcement action to the SEC under the 1940 Act if the fund, without changing its status as a diversified company, implemented a proposed policy that, with respect to 75% of its total assets, permitted it to invest up to 10% (an increase from the 5% requirement under the 1940 Act diversification rules) of its total assets in pass-through loan interests acquired from a single interpositioned bank. The Fund does not believe that its disclosure regarding the Fund’s investments in bank loans is inconsistent with the Staff’s position in Pilgrim Prime Rate Trust. Accordingly, no changes have been made in response to this comment.

44)

Comment: Please confirm that if a Series enters into a credit default swap (“CDS”) as a seller, it will segregate, or earmark on the books of the Series, cash or liquid securities in an amount equal to the notional amount of the CDS, or will otherwise “cover” its position.

Response: The Fund confirms that if a Series writes (sells) a CDS, the Series will, during the term of the CDS, segregate or earmark the amount that would be owed to the counterparty upon the occurrence of a credit event under the terms of the CDS (the “recovery amount”), less any offsetting obligations, or otherwise “cover” its position. Typically, the recovery amount is the notional amount of the CDS (i.e. the par amount of the debt or bond for which credit protection is sold).

45)	Comment: Please revise the “Concentration” paragraph in the “Investment Restrictions” section to clarify that the definition of concentration is that of the Staff.

Response: The requested change has been made.

46)	Comment: Please disclose that a Series will consider the concentration policies of investment companies in which it invests in determining compliance with its concentration policy.

Response: The Fund respectfully declines to make the requested change because it is not aware of any formal guidance from the SEC or the Staff that requires a fund to consider the concentration policies of investment companies in which it invests in determining compliance with its concentration policy. The Fund notes, however, that each Blended Asset Series has a fundamental industry concentration policy that is identical to that of each Target Series. Each Target Series is, therefore, expected to be in compliance with its industry concentration policy by virtue of each Blended Asset Series being in compliance with its industry concentration policy.

***

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Amy J. Williams

Amy J. Williams

Assistant Corporate Secretary

cc:	Kimberly Browning, Securities and Exchange Commission
Timothy Levin, Morgan, Lewis & Bockius LLP
Richard Yates, Manning & Napier Advisors, LLC